UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CHIMERIX, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

16934W106

(CUSIP Number)

January 20, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Taylor H. Wilson, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219-7673

(214) 651-5000

SCHEDULE 13G

CUSIP No. 16934W106

1	Names of Reporting Persons Prosight Management, LP
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,462,456
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,462,456
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,462,456
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.3%
12	Type of Reporting Person (See Instructions) IA

SCHEDULE 13G

CUSIP No. 16934W106

1	Names of Reporting Persons Prosight Fund, LP
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,335,484
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,335,484
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,335,484
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 2.9%
12	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 16934W106

1	Names of Reporting Persons Prosight Plus Fund, LP
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 936,690
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 936,690
9	Aggregate Amount Beneficially Owned by Each Reporting Person 936,690
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 2.0%
12	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 16934W106

1	Names of Reporting Persons Prosight Partners, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,462,456
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,462,456
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,462,456
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.3%
12	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

CUSIP No. 16934W106

1	Names of Reporting Persons W. Lawrence Hawkins
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,462,456
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,462,456
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,462,456
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.3%
12	Type of Reporting Person (See Instructions) IN, HC

Item 1.

(a)	Name of Issuer:

CHIMERIX, INC.

(b)	Address of Issuer’s Principal Executive Offices:

2505 Meridian Parkway, Suite 100 Durham, North Carolina

Item 2.

(a)	Name of Person Filing:

This statement is jointly filed by and on behalf of each of Prosight Management, LP, a Delaware limited partnership (“Prosight Management”), Prosight Fund, LP, a Delaware limited partnership (“Prosight Fund”), Prosight Plus Fund, LP, a Delaware limited partnership (“Prosight Plus Fund”), Prosight Partners, LLC, a Delaware limited liability company (“Prosight Partners”), and W. Lawrence Hawkins, (collectively referred herein as “Reporting Persons”). Prosight Management is the general partner and investment manager of, and may be deemed to indirectly beneficially own securities owned by Prosight Fund and Prosight Plus Fund. Prosight Management is a sub-advisor for a separate managed account (the “Managed Account”) and may be deemed to indirectly beneficially own securities owned by the Managed Account. Prosight Partners is the general partner of, and may be deemed to beneficially own, securities beneficially owned by Prosight Management. Mr. Hawkins is the sole manager of, and may be deemed to beneficially own securities beneficially owned by Prosight Partners. Prosight Fund, Prosight Plus Fund and the Managed Account are the record and direct beneficial owner of the securities covered by this statement. Prosight Fund disclaims beneficial ownership of both the shares held by the Managed Account and the shares held by Prosight Plus Fund. Prosight Plus Fund disclaims beneficial ownership of both the shares held by the Managed Account and the shares held by Prosight Fund.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Prosight Management, LP, 2301 Cedar Springs Road, Suite 355, Dallas, Texas 75201.

(c)	Citizenship:

See Item 4 on the cover page(s) hereto.

(d)	Title and Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP No.:

16934W106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

(12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned: See Item 9 on the cover pages(s) hereto.

(b)	Percent of Class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2017	PROSIGHT MANAGEMENT, LP

	By:	Prosight Partners, LLC
	Its:	General Partner

	By:	/s/ W. Lawrence Hawkins
	Name:	W. Lawrence Hawkins
	Title:	Sole Manager

PROSIGHT FUND, LP

	By:	Prosight Management, LP
	Its:	General Partner

	By:	Prosight Partners, LLC
	Its:	General Partner

	By:	/s/ W. Lawrence Hawkins
	Name:	W. Lawrence Hawkins
	Title:	Sole Manager

PROSIGHT PLUS FUND, LP

	By:	Prosight Management, LP
	Its:	General Partner

	By:	Prosight Partners, LLC
	Its:	General Partner

	By:	/s/ W. Lawrence Hawkins
	Name:	W. Lawrence Hawkins
	Title:	Sole Manager

PROSIGHT PARTNERS, LLC

	By:	/s/ W. Lawrence Hawkins
	Name:	W. Lawrence Hawkins
	Title:	Sole Manager

W. LAWRENCE HAWKINS

	By:	/s/ W. Lawrence Hawkins

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith).